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                                                                    EXHIBIT 12.1

                        WORLDCOM, INC. AND SUBSIDIARIES

                  COMPUTATION OF RATIO OF EARNINGS TO COMBINED
                     FIXED CHARGES AND PREFERENCE DIVIDENDS
                                 (in millions)

                                               Year Ended December 31,
                                         --------------------------------------
                                          1996     1997   1998     1999   2000
                                         -------  ------ -------  ------ ------
Earnings:
Pretax income (loss) from continuing
 operations............................  $(2,272) $  578 $(1,590) $7,164 $7,568
Fixed charges, net of capitalized
 interest..............................      315     500     774   1,098  1,120
                                         -------  ------ -------  ------ ------
  Earnings.............................  $(1,957) $1,078 $  (816) $8,262 $8,688
                                         =======  ====== =======  ====== ======
Fixed Charges:
Interest cost..........................  $   308  $  538 $   928  $1,287 $1,480
Amortization of financing costs........        4       2      12      18     26
Interest factor of rent expense........       19      47      78     132    149
Preference dividends...................       20      63      67     115    103
                                         -------  ------ -------  ------ ------
  Fixed charges........................  $   351  $  650 $ 1,085  $1,552 $1,758
                                         =======  ====== =======  ====== ======
Deficiency of earnings to fixed
 charges...............................  $(2,308) $  --  $(1,901) $  --  $  --
Ratio of earnings to fixed charges(1)..      --   1.66:1     --   5.32:1 4.94:1
                                         =======  ====== =======  ====== ======

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(1) For the purpose of computing the ratio of earnings to combined fixed charges and preference dividends, earnings consist of pre-tax income (loss) from continuing operations, excluding minority interests in gains/losses of consolidated subsidiaries, and fixed charges consist of pre-tax interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense, that portion of rental expense that we believe to be representative of interest, and distributions on subsidiary trust and other mandatorily redeemable preferred securities and preferred dividends, both of which have been grossed up to a pre-tax basis utilizing our effective tax rate.